EXHIBIT 99.1

Just – Evotec Biologics enters strategic biosimilars partnership with Sandoz

Hamburg, Germany, – Evotec SE (Frankfurt Stock Exchange: EVT, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces that Evotec’s Seattle-based subsidiary, Just – Evotec Biologics, Inc., has entered a multi-year, long-term tech partnership with Sandoz for the immediate development and subsequent manufacturing of multiple biosimilars.

The partnership includes an option for the non-exclusive in-licensing of Just – Evotec Biologics’ proprietary J.DESIGN technology by Sandoz to build a state-of-the-art, ‘S.POD’ facility fully owned by Sandoz in the latter part of this decade.

Just – Evotec Biologics will receive a double-digit-million upfront and future payments of US$ 640 m dependent on successful development progress as well as additional undisclosed payments dependent on progress into commercial manufacturing and exercise of the licensing option.

- End of the ad hoc release –

Contact: Dr Werner Lanthaler, Chief Executive Officer, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49.(0)40.560 81-242, Email: werner.lanthaler@evotec.com